Exhibit 99.1

Oculis Holding AG

Unaudited Condensed Consolidated Interim Financial Statements

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Financial Position

(in CHF thousands)

		As of September 30,	As of December 31,
	Note	2024	2023
ASSETS

Non-current assets
Property and equipment, net		366	288
Intangible assets	6	12,206	12,206
Right-of-use assets		1,386	755
Other non-current assets		159	89
Total non-current assets		14,117	13,338

Current assets
Other current assets	8	4,450	8,488
Accrued income	8	1,568	876
Short-term financial assets	10	69,841	53,324
Cash and cash equivalents	10	35,632	38,327
Total current assets		111,491	101,015

TOTAL ASSETS		125,608	114,353

EQUITY AND LIABILITIES

Shareholders' equity
Share capital		429	366
Share premium		340,645	288,162
Reserve for share-based payment	9	13,319	6,379
Actuarial loss on post-employment benefit obligations		(1,919)	(1,072)
Treasury shares	14	(10)	-
Cumulative translation adjustments		(334)	(327)
Accumulated losses		(256,902)	(199,780)
Total equity		95,228	93,728

Non-current liabilities
Long-term lease liabilities		929	431
Long-term payables		-	378
Defined benefit pension liabilities		1,734	728
Total non-current liabilities		2,663	1,537

Current liabilities
Trade payables		4,892	7,596
Accrued expenses and other payables	12	14,704	5,948
Short-term lease liabilities		314	174
Warrant liabilities	11	7,807	5,370
Total current liabilities		27,717	19,088

Total liabilities		30,380	20,625

TOTAL EQUITY AND LIABILITIES		125,608	114,353

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Loss

(in CHF thousands, except loss per share data)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2024	2023	2024	2023
Grant income	7. (A) / 8	216	219	683	698
Operating income		216	219	683	698
Research and development expenses	7. (B)	(12,999)	(8,872)	(40,320)	(21,218)
General and administrative expenses	7. (B)	(5,348)	(4,306)	(16,307)	(13,147)
Merger and listing expense	4 / 7. (B)	-	-	-	(34,863)
Operating expenses		(18,347)	(13,178)	(56,627)	(69,228)

Operating loss		(18,131)	(12,959)	(55,944)	(68,530)

Finance income	7. (C)	556	520	1,797	773
Finance expense	7. (C)	(264)	(11)	(393)	(1,303)
Fair value adjustment on warrant liabilities	7. (C) / 11	(445)	(2,434)	(2,143)	(4,638)
Foreign currency exchange gain (loss)	7. (C)	(1,888)	(2,645)	(361)	(2,485)
Finance result		(2,041)	(4,570)	(1,100)	(7,653)

Loss before tax for the period		(20,172)	(17,529)	(57,044)	(76,183)

Income tax (expense) benefit		(18)	116	(78)	(120)

Loss for the period		(20,190)	(17,413)	(57,122)	(76,303)

Loss per share:
Basic and diluted loss attributable to equity holders	15	(0.48)	(0.48)	(1.44)	(2.76)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

(in CHF thousands)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2024	2023	2024	2023
Loss for the period		(20,190)	(17,413)	(57,122)	(76,303)

Other comprehensive (loss) income:
Items that will not be reclassified to Statements of Loss:
Actuarial losses of defined benefit plans		(472)	(21)	(847)	(296)
Items that may be reclassified subsequently to (loss) income:
Foreign currency translation differences		(37)	(1,676)	(7)	(4,967)
Foreign currency translation differences recycling	7. (C)	-	4,978	-	4,978
Other comprehensive (loss) income for the period		(509)	3,281	(854)	(285)

Total comprehensive loss for the period		(20,699)	(14,132)	(57,976)	(76,588)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(in CHF thousands, except share numbers)

	Legacy share capital			Legacy treasury shares		Share capital		Treasury shares
	Note	Shares	Share capital	Shares	Treasury shares	Shares	Share capital	Shares	Treasury shares	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial loss on post-employment benefit obligations	Accumulated losses	Total
Balance as of January 1, 2023		3,894,722	39	(114,323)	(1)	-	-	-	-	10,742	2,771	(300)	(264)	(110,978)	(97,991)
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(76,303)	(76,303)
Other comprehensive (loss) income:
Actuarial gain on post-employment benefit obligations		-	-	-	-	-	-	-	-	-	-	-	(296)	-	(296)
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	(4,967)	-	-	(4,967)
Foreign currency translation differences recycling												4,978			4,978
Total comprehensive (loss) income for the period		-	-	-	-	-	-	-	-	-	-	11	(296)	(76,303)	(76,588)
Share-based compensation expense	9	-	-	-	-	-	-	-	-	-	2,566	-	-	-	2,566
Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	4	(3,894,722)	(39)	114,323	1	3,780,399	38	-	-	-	-	-	-	-	-
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	4	-	-	-	-	16,496,603	165	-	-	124,637	-	-	-	-	124,802
Issuance of ordinary shares to PIPE investors	4	-	-	-	-	7,118,891	71	-	-	66,983	-	-	-	-	67,054
Issuance of ordinary shares under CLA	4	-	-	-	-	1,967,000	20	-	-	18,348	-	-	-	-	18,368
Issuance of ordinary shares to EBAC shareholders	4	-	-	-	-	3,370,480	33	-	-	35,492	-	-	-	-	35,525
Transaction costs related to the business combination	4	-	-	-	-	-	-	-	-	(4,821)	-	-	-	-	(4,821)
Proceeds from sale of shares in public offering	4	-	-	-	-	3,654,234	36	-	-	38,143	-	-	-	-	38,179
Transaction costs related to the public offering	4	-	-	-	-	-	-	-	-	(3,361)	-	-	-	-	(3,361)
Stock options exercised	9					61,152	1			141					142
Issuance of shares in connection with warrant exercises	11	-	-	-	-	149,198	2	-	-	1,726	-	-	-	-	1,728
Balance as of September 30, 2023		-	-	-	-	36,597,957	366	-	-	288,030	5,337	(289)	(560)	(187,281)	105,603

Balance as of January 1, 2024		-	-	-	-	36,649,705	366	-	-	288,162	6,379	(327)	(1,072)	(199,780)	93,728
Loss for the period		-	-	-	-	-	-	-	-	-	-	-	-	(57,122)	(57,122)
Other comprehensive loss:
Actuarial loss on post-employment benefit obligations		-	-	-	-	-	-	-	-	-	-	-	(847)	-	(847)
Foreign currency translation differences		-	-	-	-	-	-	-	-	-	-	(7)	-	-	(7)
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	(7)	(847)	(57,122)	(57,976)
Share-based compensation expense	9	-	-	-	-	-	-	-	-	-	6,940	-	-	-	6,940
Issuance of ordinary shares related to Registered Direct Offering	4	-	-	-	-	5,000,000	50	-	-	53,491	-	-	-	-	53,541
Transaction costs related to Registered Direct Offering	4	-	-	-	-	-	-	-	-	(1,868)	-	-	-	-	(1,868)
Issuance of shares held as treasury shares	14	-	-	-	-	1,000,000	10	(1,000,000)	(10)	-	-	-	-	-	-
Issuance of shares in connection with warrants exercised	11					49	-	-	-	-	-	-	-	-	-
Stock options exercised and RSU's vested	9	-	-	-	-	295,226	3	-	-	860	-	-	-	-	863
Balance as of September 30, 2024		-	-	-	-	42,944,980	429	(1,000,000)	(10)	340,645	13,319	(334)	(1,919)	(256,902)	95,228

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(in CHF thousands)

		For the nine months ended September 30,
	Note	2024	2023
Operating activities
Loss before tax for the period		(57,044)	(76,183)

Non-cash adjustments:
- Financial result		(1,551)	1,844
- Depreciation of property and equipment and right-of-use assets		284	213
- Share-based compensation expense	9	6,940	2,566
- Interest expense on Series B and C preferred shares	7. (C)	-	1,266
- Interests on lease liabilities		34	32
- Post-employment (benefits)/loss		(18)	(82)
- Fair value adjustment on warrant liabilities	11	2,144	4,638
- Merger and listing expense	4	-	34,863
Working capital adjustments:
- De/(Increase) in other current assets	8	5,942	(4,118)
- De/(Increase) in accrued income	8	(692)	(713)
- De/(increase) in other non-current assets		(91)	-
- (De)/Increase in trade payables		(2,529)	2,845
- (De)/Increase in accrued expenses and other payables	12	8,720	(8,610)
- (De)/Increase in long-term payables		(378)	377

Interest received		1,175	426
Interest paid on lease obligations		(41)	(33)
Taxes paid		(36)	(159)
Net cash outflow for operating activities		(37,141)	(40,828)

Investing activities
Payment for purchase of property and equipment		(173)	(43)
Payment for short-term financial assets, net	10	(16,269)	(75,871)
Net cash outflow for investing activities		(16,442)	(75,914)

Financing activities
Proceeds from EBAC merger and listing	4	-	97,436
Transaction costs related to the business combination	4	-	(4,607)
Proceeds from sale of shares related to Registered Direct Offering	4	53,541	38,179
Transaction costs related to equity financing in Registered Direct Offering	4	(1,868)	(3,361)
Transactions costs related to ATM Offering Program	4	(275)	-
Transactions costs related to loan facility	4	(751)	-
Proceeds from exercise of warrants	11	-	1,531
Proceeds from stock options exercised	9	863	142
Principal payment of lease obligations		(188)	(114)
Net cash inflow from financing activities		51,322	129,206

(Decrease) increase in cash and cash equivalents		(2,261)	12,464

Cash and cash equivalents, beginning of period	10	38,327	19,786
Effect of foreign exchange rate changes		(434)	(1,526)
Cash and cash equivalents, end of period	10	35,632	30,724

Net cash and cash equivalents variation		(2,261)	12,464

Supplemental non-cash financing information

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.
CORPORATE INFORMATION

Oculis Holding AG (“the Company” or “Oculis”) is a stock corporation (“Aktiengesellschaft”) with its registered office at Bahnhofstrasse 7, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022.

The purpose of the Company is the research, study, development, manufacture, promotion, sale and marketing of biopharmaceutical products and substances as well as the purchase, holding, sale and exploitation of intellectual property rights, such as patents and licenses, in the field of ophthalmology. As a global biopharmaceutical company, Oculis is developing treatments to save sight and improve eye care with breakthrough innovations. The Company’s differentiated pipeline includes candidates for topical retinal treatments, topical biologics and disease modifying treatments.

As of September 30, 2024, the Company controlled five wholly-owned subsidiaries: Oculis Operations Sàrl (“Oculis Operations”) with its registered office in Lausanne, Switzerland, which was incorporated on December 27, 2022, Oculis ehf. (“Oculis Iceland”), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France Sàrl (“Oculis France”) which was incorporated in Paris, France on March 27, 2020, Oculis US, Inc. (“Oculis US”) which was incorporated in Delaware, USA on May 26, 2020, and Oculis HK, Limited (“Oculis HK”) which was incorporated in Hong Kong, China on June 1, 2021. The Company and its wholly-owned subsidiaries form the Oculis Group (the “Group”). Prior to the Business Combination (as defined in Note 4), Oculis SA (“Legacy Oculis”), which was incorporated in Lausanne, Switzerland on December 11, 2017, and its wholly-owned subsidiaries Oculis Iceland, Oculis France, Oculis US and Oculis HK, formed the Oculis group. On July 6, 2023, Legacy Oculis merged with and into Oculis Operations, and the separate corporate existence of Legacy Oculis ceased. Oculis Operations is the surviving entity and remains a wholly-owned subsidiary of Oculis.

On April 18, 2024, the Company completed the dissolution of Oculis Merger Sub II Company (“Merger Sub 2”) which was incorporated in the Cayman Islands on January 3, 2023 and was a wholly-owned subsidiary of Oculis. Merger Sub 2 was created for purposes of consummating the Business Combination described in Note 4 below and did not contain any business operations of the Company.

2. BASIS OF PREPARATION AND CHANGES TO THE GROUP’S ACCOUNTING POLICIES

(A)
Going concern

The Group's accounts are prepared on a going concern basis. The Board of Directors believes that with the proceeds from the Business Combination, the June 2023 Public Offering described in Note 4 below and the April 2024 Registered Direct Offering as defined in Note 4, the Group has the ability to meet its financial obligations for at least the next 12 months.

Oculis is a late-clinical stage company and is exposed to all the risks inherent to establishing a business, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical and regulatory development, and (iv) attract and retain key personnel. The Company’s success is subject to its ability to be able to raise capital to support its operations. Shareholders should note that the long-term viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Statement of compliance

These unaudited condensed consolidated interim financial statements as of September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023, have been prepared in accordance with International Accounting Standard ("IAS"), specifically IAS 34 - Interim Financial Reporting. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In the opinion of the Company, the accompanying unaudited condensed consolidated interim financial statements present a fair statement of its financial information for the interim periods reported.

Prior the Business Combination on March 2, 2023, the audited consolidated financial statements as of and for the year ended December 31, 2022 were issued for Legacy Oculis and its wholly-owned subsidiaries. In accordance with the BCA (as defined in Note 4) Oculis issued 3,780,399 ordinary shares to Legacy Oculis shareholders in exchange for 3,306,771 Legacy Oculis ordinary shares (after cancellation of 100,000 Legacy Oculis treasury shares) at the exchange ratio of 1.1432. The number of ordinary shares, and the number of ordinary shares within the loss per share held by the shareholders prior to the Business Combination have been adjusted by the exchange ratio to reflect the equivalent number of ordinary shares in the Company. No such adjustments have been made in the current period.

(C)
Functional currency

The interim condensed consolidated financial statements of the Group are expressed in Swiss Francs (“CHF”), which is the Company’s functional and the Group’s presentation currency. The functional currency of the Company's subsidiaries is the local currency except for Oculis Iceland whose functional currency is CHF.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average monthly exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES, CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

(A)
Material accounting policies

There have been no material changes to the accounting policies that were applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2023, included in Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 19, 2024 and available at www.sec.gov, except as follows:

Warrant liabilities

The Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period (refer to Note 11). Any change in fair value is recognized in the Company’s consolidated statements of loss. Warrants are classified as short-term liabilities as the Company cannot defer the settlement beyond 12 months.

The Blackrock Warrant (as defined in Note 4) issued in conjunction with the Loan Agreement (as defined in Note 4) is classified as a liability since its exercise price is fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. The fair value of the Blackrock Warrant is determined using the Black-Scholes option-pricing model. This valuation model as well as parameters used such as expected volatility and expected term are partially based on management’s estimates. The expected volatility is estimated using historical stock volatilities of comparable peer public companies within the Company's industry. The expected term represents the period that the warrant is expected to be outstanding. The Blackrock Warrant is included in Level 3 of the fair value hierarchy. Refer to Note 11 - Warrant Liabilities.

The fair value of the EBAC Public Warrants (as defined in Note 4) is based on the quoted market prices at the end of the reporting period for such warrants. For the EBAC Private Warrants (as defined in Note 4), which have identical terms to the EBAC Public Warrants, the Company determined that the fair value of each EBAC Private Warrant is equivalent to that of each EBAC Public Warrant. EBAC Public Warrants are included in Level 1 and EBAC Private Warrants in Level 2 in the fair value hierarchy. Refer to Note 11 - Warrant Liabilities.

(B)
Critical judgments and accounting estimates

In preparing these unaudited condensed consolidated interim financial statements, the critical accounting estimates, assumptions and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and discussed in the audited consolidated financial statements for the year ended December 31, 2023.

(C)
New accounting standards, interpretations, and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023.

There are no new IFRS Accounting Standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2024, that have a material impact in the interim period. In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which provides requirements for the presentation and disclosure of information in general purpose financial statements. The standard is effective for periods beginning on or after January 1, 2027. The Company is in the process of evaluating whether IFRS 18 will have a material effect on the consolidated financial statements. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

4. FINANCING ACTIVITIES

Loan Facility

On May 29, 2024, the Company entered into an agreement for a loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by Blackrock, Inc. (the “Loan Agreement”). The Loan Agreement is structured to provide the EUR equivalent of up to CHF 50.0 million in borrowing capacity (which may be increased to up to CHF 65.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 20.0 million (“Loan 1”), CHF 20.0 million (“Loan 2”) and CHF 10.0 million (“Loan 3”), respectively, as well as an additional loan of the EUR equivalent of up to CHF 15.0 million, which may be made available by the Lender to the Company if mutually agreed in writing by the Lender and the Company (the “Loan”). Upon each tranche becoming available for draw down as well as upon the Company drawing down the loan tranches, certain associated transaction costs become payable by the Company. No amounts were drawn under the Loan Agreement during the three and nine months ended September 30, 2024.

In conjunction with the Loan, the Company entered into a warrant agreement (the “Blackrock Warrant”) with Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”), under which the Holder can purchase up to 361,011 of the Company’s ordinary shares at a price per ordinary share equal to $12.17 (CHF 10.26). At signing the Blackrock Warrant was immediately exercisable for 43,321 ordinary shares and, following the drawdown of each of Loans 1, 2 and 3, the Blackrock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Warrant in connection with Loans 1, 2 and 3, is exercisable for a period of up to seven years from the date of eligibility and will terminate at the earliest of (i) December 31, 2032, (ii) such earlier date on which the Warrant is no longer exercisable for any warrant share in accordance with its terms and (iii) the acceptance by the shareholders of the Company of a third-party bona fide offer for all outstanding shares of the Company (subject to any prior exercise by the Holder, if applicable). The Blackrock Warrant had not been exercised in part or in full as of September 30, 2024.

In connection with this transaction, the Company incurred CHF 0.8 million of transaction related costs during the nine months ended September 30, 2024, which were capitalized as a prepayment for liquidity services and will be amortized over the period during which the loan is available. No transaction costs were incurred during the three months ended September 30, 2024. Refer to Note 11 - Warrant Liabilities.

At-the-Market Offering Program

On May 8, 2024, the Company entered into a sales agreement with Leerink Partners, LLC (“Leerink Partners”) with respect to an at-the-market offering program (the “ATM Offering Program”) under which the Company may offer and sell, from time to time at its sole discretion, ordinary shares of the Company having an aggregate offering price of up to $100.0 million (CHF 84.4 million) through Leerink Partners as its sales agent. Any such sales, made through the sales agent, can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or in other transactions pursuant to an effective shelf registration statement on Form F-3. The Company agreed to pay Leerink Partners a commission of up to 3.0% of the gross proceeds of any sales of ordinary shares sold pursuant to the sales agreement. Following the execution of the agreement, the Company issued 1,000,000 ordinary shares out of its existing capital band, each with a nominal value of CHF 0.01 to be held as treasury shares. There were no sales under the ATM Offering Program through September 30, 2024.

In connection with this transaction the Company incurred approximately CHF 0.3 million of transaction related costs during the nine months ended September 30, 2024, which were capitalized within other current assets.

Registered Direct Offering and Nasdaq Iceland Main Market listing

On April 22, 2024, the Company closed a registered direct offering with gross proceeds of CHF 53.5 million or $58.8 million through the issuance and sale of 5,000,000 of its ordinary shares, nominal value CHF 0.01 per share, at a purchase price of CHF 10.70 or $11.75 per share to investors (the “Registered Direct Offering”), and commenced trading of its ordinary shares on the Nasdaq Iceland Main Market under the ticker symbol “OCS” on April 23, 2024. In connection with the Registered Direct Offering and Nasdaq Iceland Main Market listing, the Company incurred approximately CHF 2.5 million of transaction related costs during the nine months ended September 30, 2024, of which CHF 1.9 million were recorded as a reduction of share premium in equity.

Public offering of ordinary shares

On May 31, 2023, the Company entered into an underwriting agreement with BofA Securities Inc. and SVB Securities, LLC, as representatives of several underwriters, and on June 5 and June 13, 2023, the Company closed the issuance and sale in a public offering of an aggregate of 3,654,234 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share (the “Public Offering”), for total gross proceeds of CHF 38.2 million or $42.0 million before deducting underwriting discounts, commissions and offering expenses.

Business combination with European Biotech Acquisition Corp

On March 2, 2023, the Company consummated the Business Combination pursuant to the Business Combination Agreement (“BCA”) between Legacy Oculis and EBAC dated as of October 17, 2022. The Company received gross proceeds of CHF 97.6 million or $103.7 million, comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement (the “PIPE Financing”) investments and conversion of notes issued by Legacy Oculis under convertible loan agreements (“CLA”) into Oculis' ordinary shares. As a result of the transaction, each issued and outstanding EBAC public warrant (“EBAC Public Warrants”) and EBAC private placement warrant (“EBAC Private Warrants”) ceased to be a warrant with respect to EBAC ordinary shares and were assumed by Oculis as warrants with respect to ordinary shares on substantially the same terms (“EBAC warrants”). In connection with the Business Combination, Oculis was listed on the Nasdaq Global Market with the ticker symbol “OCS” for its ordinary shares and “OCSAW” for its public warrants.

PIPE and CLA financing in March 2023

In connection with the BCA, EBAC entered into subscription agreements with the PIPE investors for an aggregate of 7,118,891 shares of EBAC Class A ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 67.1 million or $71.2 million.

In connection with the BCA, Legacy Oculis and the investor parties thereto entered into CLAs pursuant to which the investor lenders granted Legacy Oculis a right to receive an interest free convertible loan with certain conversion rights with substantially the same terms as the PIPE investors. Following the mergers, Oculis assumed the CLAs and the lenders exercised their conversion rights in exchange for 1,967,000 ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 18.5 million or $19.7 million.

Together, the PIPE and CLA financing resulted in aggregate gross cash proceeds of CHF 85.6 million or $90.9 million to Oculis in exchange for 9,085,891 ordinary shares.

Merger and listing expense

The Business Combination was accounted for as a capital re-organization in the first quarter of 2023 within the scope of IFRS 2 Share-based Payment, as EBAC did not meet the definition of a business in accordance with IFRS 3 Business Combinations. Any excess of the fair value of the Company’s shares issued over the fair value of EBAC’s identifiable net assets acquired represented compensation for the service of a stock exchange listing. This expense was incurred in the first quarter of 2023 and amounted to CHF 34.9 million, which was expensed to the statement of loss as operating expenses, “Merger and listing expense”. The expense is non-recurring in nature and represented a share-based payment made in exchange for a listing service and does not lead to any cash outflows.

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post-acquisition closing share price targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “earnout period”). A given share price target described above will also be deemed to be achieved if the Company enters into a change of control transaction, as defined in the BCA, during the earnout period.

5.
SEGMENT INFORMATION

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, the Company has one reporting segment.

The table below provides the carrying amount of certain non-current assets, by geographic area:

in CHF thousands	Switzerland		Iceland		Others		Total
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
Intangible assets	12,206	12,206	-	-	-	-	12,206	12,206
Property and equipment, net	161	17	192	253	13	18	366	288
Right-of-use assets	739	-	620	687	27	68	1,386	755
Total	13,106	12,223	812	940	40	86	13,958	13,249

6.
INTANGIBLE ASSETS

Intangible assets as of September 30, 2024 and as of December 31, 2023 were CHF 12.2 million and represent licenses purchased under license agreements with Novartis Technology LLC (“Novartis”) and Accure Therapeutics SL (“Accure”). The license agreement between the Company and Novartis dated December 19, 2018 relates to the licensing of a novel topical anti-TNFα antibody, renamed OCS-02 (Licaminlimab), for ophthalmic indications. The license agreement between the Company and Accure dated January 29, 2022 relates to the licensing of OCS-05 (formerly ACT-01) technology. The Company intends to advance the development of OCS-05 with a focus on multiple ophthalmology neuroprotective applications.

7.
INCOME AND EXPENSES

(A)
Grant income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. Icelandic government grant income for the three and nine months ended September 30, 2024, was CHF 0.2 million and CHF 0.7 million, respectively, compared to CHF 0.2 million and CHF 0.7 million, respectively, for the same periods in 2023.

(B)
Operating expenses

The tables below show the breakdown of the Operating expenses by category:

in CHF thousands	For the three months ended September 30,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2024	2023	2024	2023	2024	2023
Personnel expense	2,640	1,715	2,950	1,906	5,590	3,621
Payroll	1,541	1,150	1,549	1,271	3,090	2,421
Share-based compensation	1,099	565	1,401	635	2,500	1,200
Operating expenses	10,359	7,157	2,398	2,400	12,757	9,557
External service providers	10,101	6,975	1,706	1,741	11,807	8,716
Other operating expenses	183	127	648	641	831	768
Depreciation of property and equipment	24	25	10	4	34	29
Depreciation of right-of-use assets	51	30	34	14	85	44
Total	12,999	8,872	5,348	4,306	18,347	13,178

in CHF thousands	For the nine months ended September 30,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2024	2023	2024	2023	2024	2023
Personnel expense	7,682	4,736	8,157	5,013	15,839	9,749
Payroll	4,052	3,547	4,847	3,636	8,899	7,183
Share-based compensation expense	3,630	1,189	3,310	1,377	6,940	2,566
Operating expenses	32,638	16,482	8,150	8,134	40,788	59,479
External service providers	32,059	16,018	5,761	5,612	37,820	21,630
Other operating expenses	385	295	2,299	2,478	2,684	2,773
Depreciation of property and equipment	75	81	21	15	96	96
Depreciation of right-of-use assets	119	88	69	29	188	117
Merger and listing expense(1)	-	-	-	-	-	34,863
Total	40,320	21,218	16,307	13,147	56,627	69,228

(1) Merger and listing expense is presented separately from “research and development” and “general and administrative” expenses on the unaudited condensed interim consolidated statements of loss. The item relates to the BCA and is non-recurring in nature, representing a share-based payment made in exchange for a listing service.

The increase in external service providers for research and development expenses is related to clinical trial related expenses as a result of the Company's active and completed clinical trials during the respective periods, mainly the ongoing Phase 3 Stage 2 DIAMOND-1 and DIAMOND-2 clinical trials of OCS-01 in diabetic macular edema (DME), the Phase 3 Stage 2 OPTIMIZE-2 clinical trial of OCS-01 in inflammation and pain following ocular surgery that was closed during the third quarter of 2024, and the completed Phase 2b RELIEF clinical trial of OCS-02 (Licaminlimab) in dry eye disease (DED). The increase in share-based compensation expense was related to certain options that were modified to accelerate vesting upon the death of an employee, resulting in the acceleration of expense recognition. Total expense attributable to the modification was CHF 1.0 million recognized during the nine months ended September 30, 2024. Refer to Note 9 - Share-Based Compensation.

(C)
Finance result

The table below shows the breakdown of the finance result by category:

in CHF thousands	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Finance income	556	520	1,797	773
Finance expense	(264)	(11)	(393)	(1,303)
Fair value adjustment on warrant liabilities	(445)	(2,434)	(2,143)	(4,638)
Foreign currency exchange gain (loss)	(1,888)	2,333	(361)	2,493
Foreign currency translation differences recycling		(4,978)		(4,978)
Finance result	(2,041)	(4,570)	(1,100)	(7,653)

Finance expense in 2023 represented mainly interest related to the dividend owed to the holders of Legacy Oculis preferred Series B and C shares incurred prior to the Business Combination. Preferred Series B and C shares qualified as liabilities under IAS 32 - Financial instruments: Presentation and the related accrued dividends as interest expense. The preferred Series B and C shares were fully converted to ordinary shares at the closing of the Business Combination on March 2, 2023 (refer to Note 4).

Finance income in all periods presented consists primarily of interest income earned from the Company's short-term financial assets.

Refer to Note 11 for further discussions of the fair value adjustment on warrant liabilities.

For the three and nine months ended September 30, 2024, the foreign currency exchange loss is primarily related to fluctuations of the U.S. dollar against the Swiss Franc. During the first half of 2024 the U.S. dollar strengthened against the Swiss Franc leading to foreign exchange gains on short term financial assets and cash balances. Such gains were offset during the three months ended September 30, 2024 when the U.S. dollar weakened against the Swiss Franc leading to foreign exchange losses. For the three months ended September 30, 2023, the currency exchange loss was primarily attributable to the impending dissolution of Merger Sub II, resulting in a currency translation adjustment of approximately CHF 5.0 million reclassified from equity to foreign exchange loss, partially offset by fluctuations in the U.S. dollar and Euro exchange rates against the Swiss Franc on payable balances denominated in U.S. dollar and Euro. During the 9 months ended September 30, 2023 the currency exchange loss was primarily due to the fluctuations in the U.S. dollar and Euro exchange rates against the Swiss Franc on payable balances denominated in U.S. dollar and Euro. This was partly offset by negative currency exchange in cash and fixed term deposits and the revaluation of the U.S. dollar denominated Series C long-term financial debt, prior to the Business Combination in March 2023.

8.
OTHER CURRENT ASSETS AND ACCRUED INCOME

The table below shows the breakdown of other current assets by category:

in CHF thousands	As of September 30, 2024	As of December 31, 2023
Prepaid clinical and technical development expenses	578	6,748
Prepaid general and administrative expenses	3,660	1,412
Prepaid VAT	212	328
Total	4,450	8,488

The decrease in prepaid clinical and technical development expenses as of September 30, 2024 compared to prior year end was due to advancements of clinical trials in 2024 that commenced during the fourth quarter of 2023, which resulted in recording of expenses and lowering of prepaid balances. The increase in prepaid general and administrative expenses as of September 30, 2024 compared to prior year end is due to transaction costs capitalized as other current assets related to the ATM Offering Program and Loan Agreement, as well as public liability insurances prepaid balances.

The table below shows the movement of accrued income for the nine months ended September 30, 2024 and 2023:

in CHF thousands	2024	2023
Balance as of January 1,	876	912
Accrued income recognized during the period	683	698
Foreign exchange revaluation	9	15
Balance as of September 30,	1,568	1,625

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. The aid in Iceland is granted as a reimbursement of paid income tax or paid out in cash when the tax credit is higher than the calculated income tax. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís).

In 2020, the Icelandic Parliament passed a legislation that increased the potential tax credit provided to innovation companies from 20% to 35% and increased the overall cap on eligible expenses from ISK 900 million (CHF 5.6 million) to ISK 1,100 million (CHF 6.9 million). Since then, Oculis has been able to benefit from the increased percentage. Beginning in 2025, notwithstanding Parliament legislation, the percentage and cap will revert to 20% and ISK 900 million (CHF 5.6 million), respectively.

9.
SHARE-BASED COMPENSATION

2023 Employee Stock Option and Incentive Plan

On March 2, 2023, the Company adopted the 2023 Employee Stock Option and Incentive Plan (“2023 ESOP”) which allows for the grant of equity incentives, including share-based options, stock appreciation rights (“SARs”), restricted shares (“RSUs”) and other awards. The 2023 ESOP lays out the details for the equity incentives for talent acquisition and retention purposes.

Each grant of share-based options made under the 2023 ESOP entitles the grantee to acquire ordinary shares with payment of the exercise price in cash. The Company intends to settle any options, RSU’s and SARs granted only in ordinary shares. For each grant of share-based options, SARs and RSUs, the Company issues a grant notice, which details the applicable terms of the award, including number of shares, exercise price, vesting conditions and expiration date. Options granted under the 2023 Plan vest over periods ranging from one to four years and expire one day before the tenth anniversary of the grant date. The terms of each grant are set by the Board of Directors.

Option awards and SARs

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average grant date fair value for options and SARs granted during the nine months ended September 30, 2024 was CHF 7.90 or $8.96 per share. The weighted average grant date fair value for options and SARs granted during the nine months ended September 30, 2023 was CHF 5.06 or $5.50 per share.

The following assumptions were used in the Black-Scholes option pricing model for determining the value of options and SARs granted during the nine months ended September 30, 2024 and 2023:

	For the nine months ended September 30,
	2024	2023
Weighted average share price at the date of grant (1)	USD 11.55 (CHF 10.18)	USD 8.28 (CHF 7.62)
Range of expected volatilities (%) (2)	85.54 - 93.00	69.99
Range of expected terms (years) (3)	5.50 - 6.25	6.25
Range of risk-free interest rates (%) (1)(4)	3.58 - 4.63	3.60
Dividend yield (%)	0.00	0.00

(1) Following the NASDAQ listing, the equity award exercise price is denominated in USD and the applicable risk-free interest rate has been adjusted accordingly.

(2) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(3) The expected term represents the period that share-based awards are expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms.

The following table summarizes the Company’s stock option and SAR activity under the 2023 ESOP for the nine months ended September 30, 2024 and 2023:

	For the nine months ended September 30, 2024			For the nine months ended September 30, 2023
	Number of awards	Weighted average exercise price (CHF)	Range of expiration dates	Number of awards (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates
Outstanding as of January 1,	3,466,210	4.50	2027 - 2033	1,762,949	2.39	2027 - 2031
Options granted(2)	1,760,922	10.18	2034	1,598,000	7.50	2033
SARs granted	—	—	—	134,765	7.27	2033
Earnout options granted	—	—	—	369,737	0.01	2028
Forfeited(3)	(288,312)	4.29	2031 - 2033	(32,570)	1.72	2033
Exercised(3)	(290,511)	3.04	2027 - 2033	(61,152)	2.30	2033
Outstanding as of September 30,	4,648,309	6.48	2028 - 2034	3,771,729	4.51	2027 - 2033

(1) Retroactive application of the recapitalization effect due to the BCA (Note 4), the exchange ratio of 1.1432 was applied to the number of awards and the weighted average exercise price was divided by the same exchange ratio.

(2) Pursuant to the BCA, all outstanding and unexercised options to purchase Legacy Oculis ordinary shares were assumed by Oculis and each option was replaced by an option to purchase ordinary shares of Oculis. The exchange of Legacy Oculis 2018 Employee Stock Option and Incentive Plan (“2018 ESOP”) options for converted 2023 ESOP options is not reflected in the table above. Refer to Note 4 - Financing Activities for further details.

(3) Forfeited amount includes earnout options forfeited during the nine month periods ended September 30, 2024 and 2023. No SARs had been exercised or forfeited during the nine months ended September 30, 2024 and 2023.

The number of options and SARs that were exercisable at September 30, 2024 and 2023 were 1,730,938 and 1,131,286, respectively. Excluding earnout options, which have an exercise price of CHF 0.01, options outstanding as of September 30, 2024 have exercise prices ranging from CHF 1.65 to CHF 11.14. The weighted average remaining contractual life of options and SARs outstanding as of September 30, 2024 and December 31, 2023 was eight years.

Restricted stock units

Each restricted stock unit (“RSU”) granted under the 2023 Employee Stock Option and Incentive Plan (“2023 ESOP”) entitles the grantee to one ordinary share upon vesting of the RSU. The Company intends to settle all RSUs granted in equity. The fair value of RSUs is determined by the closing stock price on the date of grant and the related compensation cost is amortized over the vesting period of the award using the graded method. RSU’s have time-based vesting conditions ranging from one to four years. Certain RSU’s also include a performance condition for which the Company has evaluated the probability of achievement. Expense is only recorded for awards with vesting criteria linked to performance conditions that are deemed probable of achievement. No RSUs were granted or outstanding during the nine months period ending September 30, 2023. The following is a summary of RSU activity for the nine months ended September 30, 2024:

	For the nine months ended September 30, 2024
	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates
Outstanding as of January 1, 2024	—	—	—
RSUs granted	466,908	9.76	2034
RSUs forfeited	—	—	—
RSUs vested/settled	(4,715)	10.52	2034
Outstanding as of September 30, 2024	462,193	9.33	2034

Restricted shares awards

Each restricted share granted under the 2018 ESOP was immediately exercised and the expense was recorded at grant date in full. The Company held call options to repurchase shares diminishing ratably on a monthly basis over three years from grant date, all of which expired in August 2024. For each grant of restricted shares, the Company issued a grant notice, which detailed the terms of the grant, including the number of awards, repurchase right start date and expiration date. The terms of each grant were set by the Board of Directors. Restricted shares were granted and expensed at fair value. No restricted shares were awarded under the 2023 ESOP during the nine months ended September 30, 2024 and 2023. As of September 30, 2024, all of the 1,186,932 restricted shares exercised were not subject to repurchase, compared to 1,088,838 as of December 31, 2023.

Share-based compensation expense

The total share-based compensation expense recognized in the statement of loss amounted to CHF 2.5 million and CHF 6.9 million for the three and nine months ended September 30, 2024, respectively, including CHF 0.5 million and CHF 1.0 million recognized during the three and nine months ended September 30, 2024, respectively, related to RSUs outstanding. Total share-based compensation recognized in the statement of loss was CHF 1.2 million and CHF 2.6 million for the three and nine months ended September 30, 2023, respectively. The reserve for share-based payment increased from CHF 6.4 million as of December 31, 2023 to CHF 13.3 million as of September 30, 2024.

During the nine months ended September 30, 2024, certain options were modified to accelerate vesting upon the death of an employee, resulting in the acceleration of expense recognition. Total expense attributable to the modification was CHF 1.0 million recognized in the nine months ended September 30, 2024.

Earnout options

As a result of the BCA, Legacy Oculis equity holders received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01. As of September 30, 2024 the price targets had not yet been achieved. Refer to Note 4.

10.
CASH AND CASH EQUIVALENTS, AND SHORT-TERM FINANCIAL ASSETS

The table below shows the breakdown of the cash and cash equivalents and short-term financial assets by currencies:

in CHF thousands	Cash and cash equivalents		Short-term financial assets
by currency	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
Swiss Franc	15,408	19,144	58,031	33,532
US Dollar	16,322	16,610	11,810	15,148
Euro	3,668	2,020	-	4,644
Iceland Krona	156	542	-	-
Other	78	11	-	-
Total	35,632	38,327	69,841	53,324

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months.

11.
WARRANT LIABILITIES

The following table summarizes the Company’s outstanding warrant liabilities by warrant type as of September 30, 2024 and 2023:

	2024			2023
in CHF thousands (except number of warrants)	Blackrock Warrant	EBAC Warrants	Total Warrant Liabilities	Blackrock Warrant	EBAC Warrants	Total Warrant Liabilities
Balance as of January 1,	-	5,370	5,370	-	-	-
Issuance of warrants	294	-	294	-	2,136	2,136
Fair value (gain)/loss on warrant liability	(22)	2,165	2,143	-	4,638	4,638
Exercise of public and private warrants	-	-	-	-	(197)	(197)
Balance as of September 30,	272	7,535	7,807	-	6,577	6,577

The Blackrock Warrant, described in Note 3 and Note 4, is classified as a liability because its exercise price is fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. The fair value of the Blackrock Warrant is determined using the Black-Scholes option-pricing model and is included in Level 3 of the fair value hierarchy.

The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of the Blackrock Warrant as of September 30, 2024 as indicated:

	May 29, 2024	September 30, 2024
Share price on valuation date	USD 11.93 (CHF 10.88)	USD 12.26 (CHF 10.34)
Expected volatility (%) (1)	85.56	88.26
Expected term (years) (2)	3.50	3.33
Risk-free interest rate (%) (3)	4.75	3.58
Dividend yield (%)	0.00	0.00

(1) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(2) The expected term represents the period that the Blackrock Warrant is expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms

For the three and nine months ended September 30, 2024, the Company recognize fair value losses of CHF 0.4 million and CHF 2.1 million, respectively, primarily due to increase of share price as well as the issuance of the Blackrock Warrant. This lead to an increase of the warrant liability to CHF 7.8 million as of September 30, 2024. There were exercises of 49 warrant shares during the three and nine months ended September 30, 2024 at a price of CHF 9.95 or $11.50 per share. For the three and nine months ended September 30, 2023, the Company recognized a fair value loss of CHF 2.4 million and CHF 4.6 million, respectively, leading to an increase of the warrant liability to CHF 6.6 million as of September 30, 2023. The exercise of 149,198 public warrants at a price of CHF 10.26 or $11.50 per share during the nine months ended September 30, 2023 resulted in a reduction of CHF 0.2 million to the warrant liability, an additional CHF 1.5 million of cash and an increase of CHF 1.7 million in shareholders’ equity.

The movement of the warrant liability during the nine months ended September 30, 2024 and 2023 is illustrated below:

	2024		2023
in CHF thousands (except number of warrants)	Warrant liabilities	Number of outstanding warrants	Warrant liabilities	Number of outstanding warrants
Balance as of January 1,	5,370	4,254,096	-	-
Issuance of warrants	294	43,321	2,136	4,403,294
Fair value (gain)/loss on warrant liability	2,143	-	4,638	-
Exercise of public and private warrants	-	(49)	(197)	(149,198)
Balance as of September 30,	7,807	4,297,368	6,577	4,254,096

12.
ACCRUED EXPENSES AND OTHER PAYABLES

The table below shows the breakdown of the Accrued expenses and other payables by category:

in CHF thousands	As of September 30, 2024	As of December 31, 2023
Product development related expenses	10,970	2,801
Personnel related expenses	2,694	2,301
General and administration related expenses	937	765
Other payables	103	81
Total	14,704	5,948

The increase in product development related accrued expenses as of September 30, 2024 compared to prior year end relates mainly to advancements of our development pipeline in multiple clinical trials in 2024.

13.
COMMITMENTS AND CONTINGENCIES

Research and development commitments

The Group conducts product research and development programs through collaborative projects that include, among others, arrangements with universities, contract research organizations and clinical research sites. Oculis has contractual arrangements with these organizations. As of September 30, 2024, commitments for external research projects amounted to CHF 36.8 million, compared to CHF 50.5 million as of December 31, 2023, as detailed in the schedule below.

in CHF thousands	As of September 30, 2024	As of December 31, 2023
Within one year	21,516	23,625
Between one and five years	15,294	26,867
Total	36,810	50,492

Commitments related to Accure license agreement

On January 29, 2022, the Company entered into a License Agreement with Accure for the exclusive global licensing of its OCS-05 technology. Under this agreement, Oculis licensed a novel neuroprotective drug candidate, now renamed as OCS-05, for ophthalmic and other indications. As consideration for the licenses, Oculis is obligated to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from one digit to low teens, based on sales thresholds. As of September 30, 2024, Oculis has paid the full contractual non-refundable upfront fee of CHF 3.0 million and reimbursed costs in the amount of CHF 0.5 million. Oculis has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis will be obligated to pay additional CHF 94.6 million or $112.1 million. In case of a commercialization, sublicense revenues will be subject to further royalty payments. Upcoming potential milestones under the agreement include IND approval by the U.S. FDA for the intravenous formulation of OCS-05 and positive data readout from the first proof-of-concept (“PoC”) clinical trial for AON for a combined amount of CHF 1.0 million or $1.2 million. The outcomes related to these events are expected within the next six months.

14.
SHAREHOLDERS’ EQUITY
(A)
Conditional capital

The conditional capital at September 30, 2024 amounts to a maximum of CHF 209,405.43 split into 20,940,543 ordinary shares, in connection with the potential future issuances of:

•
Conditional share capital for new bonds and similar debt instruments:

CHF 67,500.00 through the issuance of a maximum of 6,750,000 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of convertible rights and/or option rights or warrants, new bonds and similar debt instruments.

•
Conditional share capital in connection with employee benefit plans:

CHF 95,663.02 through the issuance of a maximum of 9,566,302 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

During the nine months ended September 30, 2024, 295,226 shares have been issued in connection with option exercises and vested RSU settlements using the conditional share capital for employee benefit plans (refer to Note 9). These shares were not registered yet in the commercial register as of balance sheet date.

•
Conditional share capital for EBAC public and private warrants:

CHF 42,541.38 through the issuance of a maximum of 4,254,138 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

As of September 30, 2024, 149,247 warrants have been exercised and associated ordinary shares have been issued using the conditional share capital for EBAC public and private warrants (refer to Note 4). 49 of these shares were not registered yet in the commercial register as of the balance sheet date.

•
Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

(B) Capital band

The Company has a capital band between CHF 464,437.00 (lower limit) and CHF 691,655.50 (upper limit). The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 227,218.50 by issuing up to 22,721,850 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band. The Board of Directors is authorized to increase the share capital to the upper limit at any time and as often as required until May 29, 2029. The Company had 41,944,980 ordinary shares issued and outstanding as of September 30, 2024 with a share price of $12.26 or CHF 10.34.

(C) Treasury shares

In connection with the establishment of the ATM Offering Program described in Note 4 - Financing Activities, the Company issued 1,000,000 ordinary shares out of the Company’s capital band with a par value of CHF 0.01 each. The shares are to be held in treasury and exclusively reserved for future settlement of any sales under the sales agreement with Leerink Partners.

15.
LOSS PER SHARE

The following table sets forth the loss per share calculations for the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023.

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Net loss for the period attributable to Oculis shareholders - in CHF thousands	(20,190)	(17,413)	(57,122)	(76,303)
Loss per share
Weighted-average number of shares used to compute basic and diluted loss per share	41,807,918	36,330,836	39,659,305	27,673,950
Basic and diluted net loss per share for the period, ordinary shares	(0.48)	(0.48)	(1.44)	(2.76)

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	As of September 30, 2024	As of September 30, 2023
Share options issued and outstanding	4,408,188	3,401,992
Earnout options	240,121	369,737
Share and earnout options issued and outstanding	4,648,309	3,771,729
Restricted stock units subject to future vesting	462,193	-
Restricted shares subject to repurchase	-	134,878
Earnout shares	3,793,995	3,793,995
EBAC Public warrants	4,102,348	4,102,397
EBAC Private warrants	151,699	151,699
Blackrock Warrant	43,321	-
Total	13,201,865	11,954,698

16.
RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation were:

in CHF thousands	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Salaries, cash compensation and other short-term benefits	1,142	658	3,476	2,057
Pension	97	66	294	222
Share-based compensation expense	1,742	1,094	5,450	1,950
Total	2,981	1,818	9,220	4,229

Salaries, cash compensation and other short-term benefits include social security and board member fees.

The number of key management individuals reported as receiving compensation in the table above was increased from 6 to 12 for the three and nine months ended September 30, 2024 as compared to the three and nine months ended September 30, 2023. The number of individuals receiving compensation for service on the Board of Directors as reported in the table above increased from 3 to 5 for the three and nine months ended September 30, 2024 as compared to the three and nine months ended September 30, 2023.

17.
SUBSEQUENT EVENTS

There are no material subsequent events.